Lifograph

Wiki of People: free online networking platform for people and companies

LIFOGRAPH.COM SANTA CLARA





Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of a button.

Dea Wilson CEO and Founder @ Lifograph

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Why you may want to support us...

1 From 500,000 profiles to 7,280,000 profiles in 2019

2 From 1,200,000 connections to 4,700,000+ connections in 2019

3 Raised ~$500K in funding so far

4 Featured in Forbes, Entrepreneur, Inc., Investor Business Daily, Profit.ro, Startups.co, The Next Web, Social Geek, etc.

5 Advisors include the General Manager of Microsoft and two entrepreneurs with multi million-dollar exits

6 Founder is a Wharton MBA and Silicon Valley influencer, interviewed numerous times in the media, public speaker at conferences and panels

7 Team members include data scientist with PhD in Computer Science, CTO with Master in Computer Science and thesis in deep learning

8 From 500,000 updates about people and companies to 4,100,000 updates in 2019

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Dea Wilson
CEO and Founder
Serial entrepreneur with 15 years of startup experience and two exits. Wharton MBA. Interviewed and mentioned in Entrepreneur, Silicon Valley Business Journal, The Next Web, Crunchbase, Profit TV, Pro TV, Investors.com, Startup Grind, etc




Dr. Stylianos Kampakis
Data Scientist
Ph.D in Computer Science, Master in Advanced Computational Systems, Member of Royal Statistical Society, Research Fellow at UCL Centre for Blockchain Technologies. Expert in deep learning, natural language processing, recommender systems, statistics




Daniel Miranda
CTO



Seven years of experience building web and mobile applications. Bachelor's degree in Computer Science and Master's degree in Computer Information Systems with thesis in Deep Learning. Expert in graph databases, modern frontend & backend technologies



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Why people love us

Dea has an unstoppable spirt and purpose to make Lifograph the go to solution for understanding and expanding your professional network. She believes in this project with all of her heart.

Ethan Wilson
Other Family Member

INVESTOR

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Some of our investors

WE'VE RAISED $504,973 FROM 449+ INVESTORS SINCE OUR FOUNDING



Santos Boch Oscal
Individual Investor, New York Stock Exchange, Startups, Private Real estate.



Mohan Ananthakrishnan
Founder Zyona Inc An Artificial Intelligence-based music company.



Shumyla Jan
Digital Product Designer • Cat Lady • Low Carber • Weightlifter

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In the news



5 Tools For Developing Your Business Network

Developing your business network is essential in growing your company. However, 21st Century technology has changed the way we all network. Instead of cold calling or sending out unsolicited email, we're seeking
April 22, 2019 @ forbes.com

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THE STORY OF LIFOGRAPH

A few years ago, Dea Wilson — the founder of Lifograph — was pitching her previous startup in front of a panel of investors. Before pitching, she wanted to know who in her network might be able to make warm introductions. She started to click from website to website in order to find out potential connections with these investors. It took her a long time to do the manual research and trace the dots between her and the investors.

Dea wanted to share her research with other people who might need it, but she could not find the right tool for the job, so she decided to build it.

And this is how Lifograph was born.

In the last few years we have developed a fully operational networking platform and people search engine that was launched in public beta in 2018.

Just in 2019 alone we went from 500,000 profiles to 7,300,000 profiles and from 1,200,000 million connections to 4,700,000 connections.





Lifograph relationship map with links between investors Ron Conway (SV Angels), Brad Feld (Foundry Group) and Naval Ravikant (AngelList)

IT'S ALL ABOUT THE PEOPLE

We are all connected. We just don't know how.

Lifograph is drawing a massive digital map of real life connections between people and companies.

People are always looking for other people, whether it be for a job, funding, customers, employees, service providers, etc.

We are building a GPS for relationships that will help you find the shortest path to people and companies around the world.

We want to help you find the right individual or organization in just a click of a button.

WE CONNECT THE DOTS

"Find the people you need in just a click of a button."

We're building the **world's largest wiki of people** and **relationship map**

in order to quickly **match you with people and companies**,

based on your **needs**, **skills** and **real-life relationships**.

AS SEEN IN THE MEDIA



Forbes
"What makes Lifograph **really appealing** is that you have access to a graph that illustrates **how people in the industry are connected** to each other."

Inc.
"[Lifograph] is shaping up to be **one of the most useful tools** out there for entrepreneurs in the Silicon Valley."

Entrepreneur
"If you work in bustling tech hubs like Silicon Valley, it is becoming increasingly easy to **connect with people** who can really push your business forward, **thanks to tools like Lifograph**."

We want to eliminate the tedious and time-consuming manual search from finding the right people at the right time.

Lifograph is becoming the go-to source for companies and professionals looking to easily connect with relevant people based on their needs, skills, and real-life relationships.


WE SAVE YOU TIME
Information about people and companies is scattered across millions of websites and search results.
Millions of professionals spend one-third of their day searching for information
We do the research, so you don't have to.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Lifograph hopes to build the world's largest wiki of people and relationship map in order to quickly match people and companies with each other, based on their needs, skills, and real-life relationships. Our online networking platform aggregates public data, news and user-generated content in order to help people and companies find customers, investors, employees, partners, service providers, etc. Users connect on our Lifograph platform by building networks around their needs and skills.

Where will your company be in 5 years? ⌄

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

Why did you choose this idea? ⌄

Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of a button.

Can you take us back to the beginning. How did you get started? ⌄

Lifograph was founded by Dea Wilson a few years ago after she experienced first-hand how time-consuming and difficult it can be to find the right people at the right time, since information about people and companies is scattered across millions of search results.

Since then, we have bootstrapped our way through developing a fully operational platform that was launched in public beta in 2018.

We now have aggregated over 4.7M connections between 7.3M profiles and plan to use the money we raise on Wefunder to increase the number of connections by several millions.

Where have the last few years gotten you? ⌄

The Lifograph team and users have crowdsourced 7,300,000 profiles for individuals and companies alike, aggregating more than 4,700,000 connections between these profiles. We have raised over $500K from founders, accredited investors and through crowdfunding and we have generated more than $300K in revenue.

Who are your customers? ⌄

Our customers are people and companies who are looking to save time when they are looking for customers, investors, partners, employers or employees, service providers, etc. We aim to connect them with the right person at the right time based on their specific needs, abilities, and real-life relationships.

Who are your competitors? ⌄

Our main competitors are LinkedIn, Crunchbase and Wikipedia. Linkedin's focus is in the professional sector and Crunchbase is focused on funding rounds and acquisitions. Lifograph's vision is to build the largest wiki of people and connect the dots between them based on real-life relationships. We plan to cover not only the professional sector but also entertainment, sports, music, politics, academia, etc.

As far as Wikipedia goes, they allow only pages for notable people, so only 100 in 1 million people are listed (0.01%). That leaves out the rest of us, or 99.99% of the world, to be exact. We plan to cover that gap.

What do you understand that your competitors don't get? ⌄

We are all connected. We just don't know how. Lifograph is drawing a digital map of real life connections between people and companies. This is like a GPS for relationships that will help people find business matches in just a click of a button. We want to use technology and artificial intelligence to eliminate the time-consuming manual search from finding the right people at the right time.

Why will you win? ⌄

We have organically amassed an audience of almost 60,000 people with whom we communicate each week, and our website consistently generates almost 100,000 organic page views per month.

Once we activate our accelerated marketing efforts, we expect to generate increased reach and user interest. What makes us different from our competitors is crowdsourcing data, richer profile information, granular filtering, high probability matches, and larger target demographics including entertainment, sports, music, academia, military, politics, healthcare, and more.

We have built a stellar team, including a data scientist with a PhD in Computer Science and a CTO with a Master degree in Computer Science and extensive experience in graph databases and deep learning. Our advisors include current and former top executives from Fortune 100 companies, including the General Manager of Microsoft. Our founder — Dea Wilson — is a Wharton MBA and super-connector, her network including many Who's Who from business, technology, entertainment, sports, and other sectors.

What's next for your business and why are you raising money now? ⌄

We are raising money to implement our monetization system, which will include paid account levels (Premium, Pro, and Enterprise), beyond the current free Basic level. We will also invest heavily in importing millions of public data points into our system in order to create people connections and make faster and more accurate business matches.

How will you use the funds raised on Wefunder to accomplish the next milestone? ⌄

We will use the funds raised to further our data acquisition efforts and accelerate user and revenue growth. Our next milestone with this raise is to increase the connections on our platform to 6 million.